Exhibit 99.1

Borr Drilling Limited – Appointment of Director

Borr Drilling Limited (the “Company”) today announced the appointment of Mr. Neil Glass as a new director of the Board. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. He is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors.  Mr. Glass worked for Ernst & Young for eleven years: seven years with the Edmonton, Canada office and four years with the Bermuda office.  In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies.  Mr. Glass has over 20 years’ experience as both an executive director and as an independent non-executive director of international companies.

December 31, 2019
The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda